CORUS NEDERLAND B.V. (the "Company")

                    NOTICE OF SUSPENSION OF CONVERSION RIGHT


        To the holders of the NLG 345,000,000 4.625 per cent convertible subordinated bonds 1997 due 2007 guaranteed by Corus Group plc (ISIN: NL
                           0000183184) (the "Bonds")

  NOTICE IS HEREBY GIVEN by the Company that the Conversion Right (as defined in the Trust Deed) is suspended as of 26 March, 2007 on the basis described below.

   On Wednesday 7 March, 2007, a meeting of the holders of the Bonds was held in which a resolution was passed to amend the Terms and Conditions of the Bonds and the trust deed relating to the Bonds (the "Trust Deed"). Following the meeting, the Trust Deed was amended in accordance with that resolution. The amended Trust Deed provides, in Article 4 (1A), that if the Scheme (as defined in the Trust Deed) has not been withdrawn, the Company may, up to seven days prior to the expected Effective Date (as defined in the Trust Deed), notify the holders of the Bonds that the Conversion Right is suspended. The Scheme has not been withdrawn and this notice is given under Article 4 (1A) of the Trust Deed.

       If the Effective Date occurs within seven days of this notice, the suspension shall become permanent. If the Effective Date does not occur within seven days of this notice, the Conversion Right shall be reinstated.

   The Effective Date is expected to occur on 2 April 2007. If the Effective
    Date occurs on that date, the Bonds will be redeemed on 4 April 2007 in accordance with the terms of the Trust Deed whereby the Early Redemption Price (as defined in the Trust Deed) will be calculated per 2 April 2007. The final trading day of the Bonds will then be 29 March 2007 and the delisting of Bonds will take place on 4 April 2007.







Corus Nederland B.V.

Wenckebachstraat 1, 1951 JZ Velsen-Noord, Netherlands

26 March 2007